FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure 1: Holding(s) in Company announcement dated 16 March 2004
Enclosure 2: Holding(s) in Company announcement dated 22 March 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

AMVESCAP PLC as agent for the ICVC named below.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

INVESCO Perpetual UK Investment Series

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Unknown

5. Number of shares / amount of stock acquired

250,000

6. Percentage of issued class

0.09%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 50p shares

10. Date of transaction

12 March 2004

11. Date company informed

16 March 2004

12. Total holding following this notification

28,005,327

13. Total percentage holding of issued class following this notification

10.08%

14. Any additional information

This holding is included in the overall holding of 15.15% disclosed by AMVESCAP on 23 February 2004.

15. Name of contact and telephone number for queries

Anita Dowling Tel. 01753 777106

16. Name and signature of authorised company official responsible for making this notification

J A D Slater

Date of notification

16 March 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial holder

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	527,612
Chase Nominees Limited	2,800,978
State Street Bank & Trust Company	437,100
HSBC	258,300
Bank of New York	2,500
Chase Nominees Ltd	23,600
State Street Bank & Trust	215,822
State Street Nominees Ltd	56,810
Lloyds Bank Nominees Limited	346,800
Brown Brothers Harriman	12,900
JP Morgan Chase	105,000
Northern Trust	61,700
Morgan Stanley & Co	44,400
Chase Nominees	14,507,583
Chase Manhattan Bank London	1,678,990
HSBC Client Holdings Nominee (UK) Limited	196,500
Deutsche Bank	15,000
Citibank	277,300
HSBC	125,814
Bank of New York London	259,100
Chase Nominees Ltd	144,300
Northern Trust	71,700
Chase Nominees	1,230,080
Nortrust Nominees Ltd	826,926
HSBC Client Holdings Nominee (UK) Limited	2,578,974
Chase Manhattan Bank London	752,648
Northern Trust	1,176,300
JP Morgan	739,311
Bank of New York London	1,280,600
Morgan Stanley	398,600
Deutsche Bank	337,735
Mellon Nominees Ltd	33,700
State Street Nominees Ltd	337,300
Bank of New York Brussels	534,041
State Street Bank & Trust	429,879
National Australia Bank	8,600
PICG	4,400
Chase Manhattan Bank AG Frankfurt	81,655
Citibank	146,300
J P Morgan	23,700
State Street Hong Kong	10,600
Bankers Trust	58,900
Clydesdale Bank (Head Office) Nominees Limited	205,300
HSBC Client Holdings Nominee (UK) Limited	200

5. Number of shares / amount of stock acquired

2,447,721 (since last notification)

6. Percentage of issued class

0.88%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

50p Ordinary Shares

10. Date of transaction

22 March 2004

11. Date company informed

22 March 2004

12. Total holding following this notification

33,365,558

13. Total percentage holding of issued class following this notification

12.01%

14. Any additional information

15. Name of contact and telephone number for queries

Cheryl Cramer Tel: 01753 447933

16. Name and signature of authorised company official responsible for making this notification

J A D Slater

Date of notification

22 March 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 29 March, 2004